# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 89BIO, INC., CIK 0001785173
CUSIP: 282559103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 655 Montgomery Street, Suite 1500, San Francisco, California (CA), 94111
Date of event which requires filing of this statement: 10/30/2025
Amends the filing with accession number 0001104659-19-063401
Filed by CIK 0001346824
Persons authorized to receive notices and communications: Peter Kolchinsky, RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, Massachusetts (MA), 02116, 617.778.2500

## Reporting persons
- RA Capital Management, L.P. (CIK 0001346824): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Peter Kolchinsky (CIK 0001384859): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Rajeev Shah (CIK 0001619841): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- RA Capital Healthcare Fund, L.P. (CIK 0001315082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: 89BIO, INC.
Address of issuer's principal executive offices: 655 Montgomery Street, Suite 1500, San Francisco, California (CA), 94111
Comment:
Item 1 of the Statement is amended and supplemented as follows:

This Amendment No. 14 (this "Amendment No. 14" or this "13D/A") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on November 13, 2019, and amended on July 10, 2020, September 21, 2020, June 2, 2021, July 6, 2022, October 21, 2022, March 30, 2023, August 11, 2023, December 13, 2023, March 6, 2024, August 7, 2024, November 18, 2024, February 3, 2025 and March 3, 2025 (as amended, the "Statement"), filed by RA Capital Management, L.P., Dr. Kolchinsky, Mr. Shah, and RA Capital Healthcare Fund, L.P. with respect to the common stock, par value $0.001 per share (the "Common Stock"), of 89bio, Inc., a Delaware corporation (the "Issuer"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 14 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 14 is being filed on behalf of RA Capital Management, L.P. ("RA Capital"), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the "Fund"), who are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Act"), is attached hereto as Exhibit 99.1.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund GP, LLC is the general partner of the RA Capital Nexus Fund, L.P. (the "Nexus Fund"). The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund and the Nexus Fund and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund or the Nexus Fund. The Fund and the Nexus Fund have delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund's and the Nexus Fund's portfolio, including the shares of the Issuer's Common Stock reported herein. Because the Fund and the Nexus Fund have divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days' notice, the Fund and the Nexus Fund disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this 13D/A other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this 13D/A shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.
Present principal occupation or employment: The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund and the Nexus Fund. The principal occupation of each of Dr. Kolchinsky and Mr. Shah is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover pages.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D/A is incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D/A and Item 2 above is incorporated by reference.
Transactions in the class effected during the past sixty days:
None of the Reporting Persons have effected any transactions with respect to the securities of the Issuer since the most recent amendment to this Schedule 13D/A, except that on October 30, 2025, the Reporting Persons tendered all of their shares of Common Stock of the Issuer, consisting of 19,554,319 shares of Common Stock held directly by the Fund and 335,364 shares of Common Stock held directly by the Nexus Fund, pursuant to the terms of an Agreement and Plan of Merger, dated as of September 17, 2025 (the "Merger Agreement"), by and among the Issuer, Roche Holdings, Inc. ("Parent") and Bluefin Merger Subsidiary, Inc., a wholly owned subsidiary of Parent ("Merger Sub"), at an offer price per share of (i) $14.50 per share in cash, without interest (the "Closing Amount") less any required withholding taxes, plus (ii) one non-tradeable contingent value right (each, a "CVR") representing the right to receive certain contingent payments of up to an aggregate amount of $6.00 per share, in cash, without interest less any required withholding taxes, upon the achievement of specified milestones on or prior to the applicable milestone outside dates, subject to and in accordance with the terms of the Contingent Value Rights Agreement (the "CVR Agreement"). After completion of the tender offer, Purchaser merged with and into the Issuer (the "Merger"), effective as of October 30, 2025 (the "Effective Time"), with the Issuer continuing as the surviving entity and a wholly owned subsidiary of Parent.

As of immediately prior to and conditioned upon the occurrence of the Effective Time, and without any action on the part of any holder thereof, pursuant to the Merger Agreement each then-outstanding company-issued warrant that had an exercise price per share that was less than the Closing Amount (each, an "In the Money Warrant"), including 4,331,081 pre-funded warrants ("PFWs") held by the Fund, through which the Fund had the right to acquire 4,331,081 shares of Common Stock, was automatically deemed to be exercised into the number of shares subject to such In the Money Warrant and converted automatically into the right to receive: (A) an amount in cash, without interest and subject to deduction for required withholding taxes, equal to the product of (x) the excess of the Closing Amount over the exercise price of such In the Money Warrant and (y) the number of shares subject to such In the Money Warrant, plus (B) one CVR with respect to each share subject to such In the Money Warrant.

As of immediately prior to and conditioned upon the occurrence of the effective time of the Merger, pursuant to the Merger Agreement, each outstanding option to purchase Shares (each, an "Option"), including a total of 180,450 stock options (right to buy) held by Derek DiRocco for the benefit of RA Capital, became fully vested and exercisable, and to the extent not exercised prior to the effective time of the Merger, was cancelled and converted into the right to receive (i) an amount in cash (without interest and subject to deduction for any required withholding taxes) equal to the product of (A) an amount equal to the excess of the Closing Amount over the exercise price per Share with respect to such Option and (B) the number of Shares subject to such Option plus (ii) one CVR with respect to each Share subject to such Option (the "Option Consideration"); provided, however, that if the exercise price per Share of any Option was equal to or greater than the Closing Amount, but less than $20.50 (any such option, an "Out of the Money Option"), such Out of the Money Option was not entitled to any payment of the Closing Amount in respect thereof and each Out of the Money Option was converted into the right to receive the CVR included in the Option Consideration with respect to each Share underlying such Out of the Money Option and became entitled to receive, at each time a milestone payment becomes due and payable under the terms of the CVR Agreement, an amount in cash equal to the product of (i) the number of Shares subject to such Out of the Money Option, and (ii) the amount, if any, by which (A) the Closing Amount plus the applicable milestone payment plus any other milestone payment that previously became due and payable under the terms of the CVR Agreement exceeds (B) the exercise price per Share with respect to such Out of the Money Option plus the amounts, if any, paid to such Option holder with respect to such CVR in respect of any milestone payments that previously became due and payable under the terms of the CVR Agreement; provided further, that any Option with an exercise price that was equal to or greater than $20.50, was cancelled immediately prior to the effective time of the Merger without the receipt of any payment of the Closing Amount or CVR in respect thereof.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this 13D/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to beneficially own greater than 5% of the Common Stock on October 30, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D/A filed with the SEC on March 3, 2025).

Exhibit 99.2 Offer to Purchase, dated as of October 1, 2025 (incorporated as Exhibit 99.(a)(1)(A) to the Issuer's Tender Offer Statement by Third Party filed with the Securities and Exchange Commission on October 1, 2025).

## Signatures
- RA Capital Management, L.P.: /s/ Peter Kolchinsky, By Peter Kolchinsky, Authorized Signatory (11/03/2025)
- Peter Kolchinsky: /s/ Peter Kolchinsky, Peter Kolchinsky (11/03/2025)
- Rajeev Shah: /s/ Rajeev Shah, Rajeev Shah (11/03/2025)
- RA Capital Healthcare Fund, L.P.: /s/ Peter Kolchinsky, By RA Capital Healthcare Fund GP, LLC, its General Partner, By Peter Kolchinsky, Manager (11/03/2025)